UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Schedule 14f-1

Information Statement
Pursuant to Section 14(f) of the
Securities Exchange Act of 1934
and Rule 14f-1 Promulgated Thereunder

STONE MOUNTAIN RESOURCES, INC.
(Exact name of registrant as specified in charter)

Delaware
(State or other Jurisdiction of Incorporation or Organization)

000-52186 (Commission File Number)	87-0700927 (IRS Employer Identification No.)
Jinhua City Industrial Zone Jinhua, Zhejiang Province People’s Republic of China Post Code 321016 (Address of Principal Executive Offices and zip code)

(86 - 0579) 82239700
 (Registrant's telephone
number, including area code)

701 North Green Valley Parkway #200
Henderson, Nevada 89074
(Former name or former address, if changed since last report)

June 29, 2007

STONE MOUNTAIN RESOURCES, INC.

INFORMATION STATEMENT
PURSUANT TO SECTION 14(f) OF THE
SECURITIES EXCHANGE ACT OF 1934
AND RULE 14f-1 PROMULGATED THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE STOCKHOLDERS OF STONE MOUNTAIN RESOURCES, INC. IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO STONE MOUNTAIN RESOURCES, INC.

INTRODUCTION

This Information Statement is being furnished to stockholders of record as of June 29, 2007, of the outstanding shares of common stock, $0.001 par value per share (the "Common Stock") of Stone Mountain Resources, Inc., a Delaware corporation (“Stone Mountain” or the “Company”) in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Securities and Exchange Commission Rule 14f-1. This Information Statement is being sent as notice of a proposed change in the majority of the directors of the Company's Board of Directors (the "Board"). This Information Statement is being provided for information purposes only. The Company is not soliciting proxies in connection with the matters described in this Information Statement and no vote or other action is required to be taken by the Company's shareholders.

PROPOSED CHANGE IN CONTROL TRANSACTION

On June 29, 2007 (the “Closing Date”), Stone Mountain Resources, Inc. (the “Registrant” or “Stone Mountain”) executed a Share Exchange Agreement (“Share Exchange Agreement”) by and among STONE MOUNTAIN RESOURCES, INC., a Delaware corporation (hereinafter referred to as “Stone Mountain”), with offices at 701 North Green Valley Parkway, Suite 200, Henderson, Nevada  89074 and  CONTINENTAL DEVELOPMENT LIMITED, a Hong Kong corporation (hereinafter referred to as “Continental”) and EXCELVANTAGE GROUP LIMITED, a British Virgin Islands Company which owns 100% of Continental (the “Continental Shareholder”).

The closing of this transaction occurred immediately following the cancellation of 12,000,000 shares of Stone Mountain’s common stock held by Stone Mountain’s sole director and majority shareholder (the “Closing”), which was a condition of the closing. Under the Share Exchange Agreement, Stone Mountain issued 12,000,000 shares of Stone Mountain’s common stock (the “Stone Mountain Shares”) to the Continental Shareholder in exchange for 100% of the common stock of Continental (the “Share Exchange Transaction”). After the Closing, Stone Mountain had a total of 19,961,000 shares of common stock outstanding, with the Continental Shareholder owning 60.12% of the total issued and outstanding shares of Stone Mountain’s common stock, and the balance held by those who held shares of Stone Mountain’s common stock prior to the Closing (the “Stone Mountain Shareholders”).

As a result of the Closing, Continental became a wholly owned subsidiary of Stone Mountain. From and after the Closing Date, the business of the Company shall be that of Continental’s wholly owned subsidiary, Zhejiang Kandi Vehicle Co., Ltd. (“Kandi”).

Finally, the Share Exchange Agreement provides that Stone Mountain’s sole officer and director, Peter Dodge, will resign his respective position as an officer of the Company effective as of the Closing Date.  The following persons will be appointed officers of the Company as of the Closing Date:

Name	Officer Positions held:
Hu Xiaoming	President and Chief Executive Officer
Hu Wangyuan	Vice President
Zhu Xiaoying	Chief Financial Officer

Additionally, the following persons will be appointed to the Board of Director’s of the Company as of the Closing Date:

	Hu Xiaoming
	Hu Wangyuan
	Ying Jingeng
	Zhu Xiaoying
	Zheng Mingyang
	Xie Kepei

Each of these newly-appointed directors and officers of Stone Mountain is described in more detail below.

VOTING SECURITIES

As of June 29, 2007 the Company's voting securities consisted of 19,961,000 issued and outstanding share of Common Stock, $0.001 par value. Holders of the Common Stock are entitled to one vote per share on all matters to be voted on by the shareholders of the Company. The holders of common stock are not entitled to cumulative voting rights with respect to the election of directors.

STONE MOUNTAIN’S BUSINESS

Stone Mountain was originally incorporated on March 31, 2004 in the State of Delaware. Prior to the Closing, the Registrant was a public “shell” company with nominal assets.  Prior to that, we were a gold exploration company that was exploring Nevada mineral properties. However, as a result of our failure to generate revenues and the anticipated costs of further exploration activities, on May 30, 2007, we entered into a Termination Agreement, terminating the Property Option Agreement by and between Stone Mountain and Midas Mountain, Inc. and the respective rights and obligations contained therein. We ceased operations, and we became a public “shell” company.

In an effort to substantiate stockholder value, Stone Mountain then sought to identify, evaluate and investigate various companies and compatible or alternative business opportunities with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which Stone Mountain would acquire a target company with an operating business with the intent of continuing the acquired company’s business as a publicly held entity.  As a result of this search, we entered into the Share Exchange Agreement described above with Continental and the Continental Shareholder on June 29, 2007. From and after the Closing Date, Continental became our wholly owned subsidiary, and Continental’s wholly owned subsidiary, Kandi, became our new operating business.

CONTINENTAL’S BUSINESS

Excelvantage Group Ltd., a British Virgin Islands Company, is 100% owner of Continental Development Ltd., a Hong Kong company.  Continental conducts its business through its wholly owned operating subsidiary, Zhejiang Kandi Vehicle Company, Ltd., a limited liability Chinese company principally engaged in machinery manufacturing, with special purpose vehicles and Go-Karts as its leading products (“Kandi”).  Kandi’s principal offices are located at Jinhua City Industrial Zone, Jinhua City, Zhejiang Province, the People’s Republic of China.

DIRECTORS AND OFFICERS

CURRENT DIRECTOR AND OFFICER

The director and officer of the Company, as of June 29, 2007, is listed below.  The directors hold office for their respective term and until their successors are duly elected and qualified.  Vacancies in the existing Board are filled by a majority vote of the remaining directors.  The officers serve at the will of the Board of Directors.

Peter Dodge	52	Chief Executive Officer/ Chief Financial Officer/
President/Treasurer/Director

PETER DODGE is the Company’s founder, and has been Chief Executive Officer, President, Treasurer, and Director since the Company’s inception. Mr. Peter Dodge has been involved with start-up companies for the last 18 years. Mr. Dodge’s training as a Land Surveyor and his role as Chief Surveyor in the British Columbia Government Land Title Office has placed him with dealing with many land and title issues.

The land title office is a government office which registers land titles. His studies have included the relationship of various geological formations with mineral deposits and mine reclamation plans. Mr. Dodge’s career has been diverse and mainly focused on the development, promotion, financing, marketing, and sales of start-up companies. Since he has dealt mainly with start-up companies he has had to face the challenge of creating maximum results with minimum resources. Since 2004, Mr. Dodge who is the founding Director of Aboriginal Literacy Enterprise Inc. has been working on developing the company’s programs and arranging corporate financing. Aboriginal Literacy Enterprise is a private company that is providing telecommunications, K to 12 education, high speed internet service, and governance to Aboriginal communities throughout North America.

Mr. Dodge has also worked with the following companies since 2000. From 2000 to 2004, he was a marketing associate for Enterprise Environmental, which is in the business of recycling technology implementation. From 2001 to 2003, he was a marketing associate for Vickers and Associates, a company in the business of joint ventures project development with Aboriginals. From 2000 to 2004, he was a marketing and finance director for Touchstone Gold Corporation which has placer gold deposits in California. From 2002 to 2003, he was a marketing director for Cashable Vouchers which markets consumer loyalty awards programs. From 2003 to 2004, he was a marketing and finance associate for Battery Recycling which operates a battery recycling operation. From 2003 to 2004, he was a marketing associate for Cedar Hills Medical Complex which develops medical oriented real estate projects. Additionally, from 2003 to 2004, he was a marketing associate for HotSportsNetworks.com, a sports coaching franchise.

Mr. Dodge is involved in developing product markets and marketing start-up businesses. He often takes an equity position and sometimes takes on the role of director of a company. When the project and the market are clearly defined, Mr. Dodge brings additional management to take the company to the next level.

Director Terms of Office

Our directors are appointed for a one-year term to hold office until the next annual general meeting of our shareholders or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board.

Director Compensation

The Company's sole officer and director does not receive any compensation for her services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

Meetings and Committees of the Board

The Board held no meetings during the Company's most recent completed fiscal year.

BOARD COMMITTEES

In June 2004, our Board of Directors created the Compensation Committee, which is comprised of Peter Dodge. The Compensation Committee has the authority to review all compensation matters relating to us.

The Compensation Committee has not yet formulated compensation policies for senior management and executive officers. However, it is anticipated that the Compensation Committee will develop a company-wide program covering all employees and that the goals of such program will be to attract, maintain, and motivate our employees.

It is further anticipated that one of the aspects of the program will be to link an employee’s compensation to his or her performance, and that the grant of stock options or other awards related to the price of the Common Shares will be used in order to make an employee’s compensation consistent with shareholders’
gains.

It is expected that salaries will be set competitively relative to the mineral exploration industry and that individual experience and performance will be considered in setting salaries.

In June 2004, our Board of Directors created an Audit Committee, which is comprised of Peter Dodge. The Audit Committee is charged with reviewing the following matters and advising and consulting with the entire Board of Directors with respect thereto:

(i)	the preparation of our annual financial statements in
collaboration with our independent accountants;

(ii)	annual review of our financial statements and annual report; and

(iii)	all contracts between us and our officers, directors and other affiliates. The Audit Committee, like most independent committees of public companies, does not have explicit authority to veto any actions of the entire Board of Directors relating to the
foregoing or other matters; however, our senior management,
recognizing their own fiduciary duty to us and our stockholders, is committed not to take any action contrary to the
recommendation of the Audit Committee in any matter within the scope of its review.

STONE MOUNTAIN’S EXECUTIVE COMPENSATION SUMMARY

The Company's sole officer and director does not receive any compensation for his services rendered to the Company, has not received such compensation in the past, and is not accruing any compensation pursuant to any agreement with the Company. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

In addition, the Company’s executive officer has not received compensation in excess of $100,000 for the fiscal years ended December 31, 2006 or 2005. The following table summarizes all compensation received by our previous Chief Executive Officer, President and Chief Financial Officer in fiscal years 2006 and 2005.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compen-sation ($)	Change in Pension value and Nonqualified deferred compensation earnings ($)	All Other Compen-sation ($)	Total ($)

Peter Dodge, former CEO, President, Chairman, Secretary and Treasurer	2006	0	--	--	--	--	--	--	0
	2005	0	--	--	--	--	--	--	0
	2004	0	--	--	--	--	--	--	0

(1)	Mr. Peter Dodge resigned as Stone Mountain’s President, Chief Executive Officer, Chief Financial Officer, Secretary and Treasurer on June 29, 2007.

Employment Agreements

The Company currently has no employment agreements.

NEW DIRECTORS AND OFFICERS

The Exchange Agreement provides that, on the Closing Date, June 29, 2007, Stone Mountain’s current sole officer and director, Peter Dodge will resign his position as an officer of the Company, and shall appoint the following persons as executive officers and directors of Stone Mountain:

Name	Age	Positions held:

Hu Xiaoming	50	Chief Executive Officer and President and Director
Hu Wangyuan	28	Vice President and Director
Ying Jinfeng	42	Director
Zhu Xiaoying	36	Chief Financial Officer
Zheng Mingyang	53	Director
Xie Kepei	43	Director

Biographical Information

Hu Xiaoming, age 50, is our Chief Executive Officer and President.  Mr. Hu has been the Chairman of the Board of Directors and the corporate legal representative for Kandi since March 2002.  From October 2003 to April 2005, Mr. Hu was the Project Manager (Chief Scientist) in WX Pure Electric Vehicle Development Important Project of Electro-vehicle in State 863 Plan.  Prior to that, from October 1984 to March 2003, Mr. Hu was a Factory Director in Yongkang Instrument Factory, Factory Director in Yongkang Mini Car Factory, Chairman and General Manager in Yongkang Vehicle Company, General Manager in Wan Xiang Electric Vehicle Developing Center, and General Manager in Wan Xiang Battery Company. He owns 3 Invention patents, 5 utility model patents, over 10 appearance design patents.

Hu Wangyuan, age 28, our new Vice President and Director, has been a director and economist at Kandi since March 2002. Mr. Hu received his MBA at of Hong Kong Polytechnic University in November 2002.  Mr. Hu has a profound understanding of management and strategy analysis.  Mr. Hu has  3-year working experiences in Go Kart Marketing, and enjoys good reputation in the fields, and keeps close cooperation relationship with many suppliers and distributors.

Ying Jinfeng, age 42, will be our Director.  Mr. Ying has been a director and Senior Engineer at Kandi since March 2002. Prior to that, from June 1990 to December 1997, Mr. Ying was Manager of Engineering Technology Dept, Senior Project Manager, Chief Management Executive of Product Planning and Project Management, Vice Factory Director in Yongkang Mini Car Factory.  Prior to that, from January 1998 to February 2002, he was Vice General Manager in Yongkang Vehicle Company, and was in charge of technology, supply, sales, production.  Mr. Ying has over 20 years working experience, mostly in Production Operation Management, HR and Project Corporation.

Zhu Xiaoying, age 36, will be our Chief Financial Officer.  Ms. Xiaoying received a bachelor in accounting from Hangzhou Electronic Engineering University, and joined Kandi in September 2003 and was appointed acting CFO and director of the Company.  From January 2000 to September 2003, she worked as accounting manager for Zhejiang Yongkang Automobile Manufacture Co.

Zheng Mingyang, age 53, will be our Director.  Mr. Mingying has been a director of Kandi since 2003.  From May 1992 to September 2003 he worked as the vice president of Yongkang Automobile Manufacture Co.

Xie Kepei, age 43, will be our Director.  Ms. Kepei has been a director of Kandi since December 2003.  From August 2001 to November 2003 she worked as the Manager of General Administration for Zhejiang Sifang Group Transportation Machinery Co.

To the best of our knowledge, none of the officers or directors appointed following the Closing, including any of their affiliates, currently beneficially own any equity securities or rights to acquire any securities of Stone Mountain, and no such persons have been involved in any transaction with Stone Mountain or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC, other than with respect to the transactions that have been described herein.  To the best of the Registrant’s knowledge, none of the officers and directors appointed following the Closing have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor have they been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

KANDI’S EXECUTIVE COMPENSATION SUMMARY

The following summary compensation table indicates the cash and non-cash compensation earned, during the fiscal year ended December 31, 2006 by the Chief Executive Officer and each of the other four highest paid executives of Kandi, if any, whose total compensation exceeded $100,000 during the fiscal year ended December 31, 2006.

Name and principal position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compen-sation ($)	Nonquali-fied Deferred Compen-sation Earnings ($)	All Other Compen-sation ($)	Total ($)

Hu Xiaoming, Chief Executive Officer and Director (1)	2006	$19,231	-	-	-	-	-	-	$19,231
Hu Wangyuan, President and Director (1)	2006	$15,385	-	-	-	-	-	-	$15,385
Zhu Xiaoying, Chief Financial Officer and Director (1)	2006	$15,385	-	-	-	-	-	-	$15,385
Zheng Mingyang, Director (1)	2006	$15,385	-	-	-	-	-	-	$15,385
Xie Kepei, Director (1)	2006	$15,385	-	-	-	-	-	-	$15,385
Ying Jinfeng, Director (1)	2006	$15,385	-	-	-	-	-	-	$15,385

(1)	Salary and other annual compensation paid is expressed in U.S. Dollars based on the interbank exchange rate of 7.72 RMB for each 1.00 U.S. Dollar, on March 31, 2007.

(2)	Mr. Hu Xiaoming was appointed as Stone Mountain’s President and Chief Executive Officer on June 29, 2007

Director Compensation

We have no formal plan for compensating our directors for their service in their capacity as directors, although such directors are expected in the future to receive stock options to purchase shares of common stock as awarded by our board of directors.

Employment Agreements

The following are summaries of Kandi’s employment agreements with its executive officers and/or directors which we plan to assume following the Closing of the Share Exchange:

Employment Contract, dated June 10, 2004, by and between Zhejiang Kandi Vehicle Co., Ltd. and Mr. Hu Xiaoming.  Mr. Xiaoming serves as the Company’s Chief Executive Officer for a period of ten years until June 9, 2014.

Employment Contract, dated July 10, 2004, by and between Zhejiang Kandi Vehicle Co., Ltd. and Ms. Zhu Xiaoying.  Ms. Xiaoying serves as the Company’s Chief Financial Officer for a period of ten years until July 10, 2014.

LEGAL PROCEEDINGS

In 2006, Continental brought a legal action against Zhejiang Yuegong steel Structure Co. and Zhejiang Jinhua No.1 Construction Co., Ltd. for their delay in the construction in Jinhua Industrial district. As the plaintiff, Continental claimed for compensation. According to the judge's report from the local court in Jinhua, PRC, on December 5, 2006, Continental won the lawsuit and Zhejiang Yuegong Steel Structure Co. and Zhejiang Jinhua No.1 Construction Co., Ltd. will be required to pay $186,331 as compensation to the Continental.

However, the two defendants appealed the ruling to a higher level court and Continental has not received the compensation as of May 25, 2007. Considering the uncertainties of the legal proceeding, Continental did not record a contingent gain for this at March 31, 2007.

In 2006, Continental brought a legal action against Weifang Rongda Automobile Trading Co., Ltd.(“Rongda”) for goods returned from Rongda that were damaged. As the plaintiff, Continental has claimed for compensation. According to the judge's report from the local court in Jinhua, PRC, on December 8, 2006, Continental won the lawsuit and Weifang Rongda Automobile Trading Co., Ltd. was required to pay approximately $26,408 as compensation to the Continetal. However, the defendant appealed the ruling to a higher level court and Continental has not received the compensation as of May 25, 2007. Considering the uncertainties of the legal proceeding, Continental did not record a contingent gain for this at March 31, 2007.

We know of no material, existing or pending legal proceedings against us, nor are we involved as a plaintiff in any other material proceeding or pending litigation.  There are no proceedings in which any of our directors, officers or affiliates, or any registered or beneficial shareholder, is an adverse party or has a material interest adverse to our company.

SECURITY OWNERSHIP OF
CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

 The following table sets forth information regarding beneficial ownership of the Common Stock as of June 29, 2007, with respect to: (1) each person known by the Company to beneficially own 5% or more of the outstanding shares of Common Stock, (2) each of the Company's directors, (3) each of the Company's Executive Officers and (4) all directors and officers as a group. Except as noted, each person set forth below has sole voting and investment control over the shares reported.

NAME AND ADDRESS OF BENEFICIAL OWNER (1)	AMOUNT AND NATURE OF BENEFICIAL OWNERSHIP	PERCENT OF OUTSTANDING SHARES

5% STOCKHOLDERS

Peter Dodge 701 North Green Valley Parkway #200 Henderson, Nevada 89074	15,000,000	75.1%

Officers and Directors as a Group	15,000,000	75.15%

(1) Under the rules of the SEC, a person is deemed to be the beneficial owner of a security if such person has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days of the date hereof. Unless otherwise indicated by footnote, the named entities or individuals have sole voting and investment power with respect to the shares of common stock beneficially owned.

(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

SECURITY OWNERSHIP AFTER PROPOSED CHANGE IN CONTROL TRANSACTION

The following table sets forth certain information regarding Stone Mountain’s common stock beneficially owned after the Closing on June 29, 2007, for (i) each stockholder known to be the beneficial owner of 5% or more of Stone Mountain’ outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group.  Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.

Name of Beneficial Owner and Address (1)	Number of Shares of Common Stock Beneficially Owned (2)	Percent of Shares of Common Stock Beneficially Owned (3)
Hu Xiaoming, CEO, President, and Director	-0-	-0-
Hu Wangyuan, Vice President and Director	-0-	-0-
Ying Jinfeng, Director	-0-	-0-
Zhu Xiaoying, Director	-0-	-0-
Zheng Mingyang, Director	-0-	-0-
Xie Kepei, Director	-0-	-0-
Excelvantage Group Limited	12,000,000	60.12%
Ho Man Tim (4)	12,000,000	60.12%
Peter Dodge 701 North Green Valley Parkway #200 Henderson, Nevada 89074	3,000,000	15.03%
All Executive Officers and Directors as a Group (6 persons)	-0-	-0-

-----------------------------
 * Less than 1%

(1)	Unless otherwise indicated, the address is Jinhua Industrial Park, Jinhua, Zhejiang Province, PRC 321016.

(2)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares).  In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided.  In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights.  As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person's actual ownership or voting power with respect to the number of shares of common stock actually outstanding.

(3)
Pursuant to the terms of the Share Exchange Agreement, we anticipate that, following the cancellation of 12,000,000 shares of Stone Mountain’s common stock held by Peter Dodge, Stone Mountain’s prior sole director and majority shareholder, Stone Mountain will issue approximately 12,000,000 common shares to the Continental Shareholder equal to approximately 60.12% of the issued and outstanding common shares of the Company as of the Closing Date of the Share Exchange Agreement.  Accordingly, we anticipate that there will be approximately 19,961,000 common shares issued and outstanding on the Closing Date of the Share Exchange Agreement.

(4)
Through his position as a stockholder in Excelvantage Group Limited, Ho Man Tim has the power to dispose of or direct the disposition of the one (1) share of Common Stock he owns in Excelvantage Limited Group.  As a result, Ho Man Tim may, under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Common Stock.  Ho Man Tim disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by him, except to the extent of his pecuniary interest as a stockholder of Excelvantage Group Limited.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires Stone Mountain’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of Stone Mountain’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of Stone Mountain’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of Stone Mountain’s common stock are required by SEC regulations to furnish Stone Mountain with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to Stone Mountain, or written representations that no reports were required, Stone Mountain believes that for the fiscal year ended December 31, 2006 beneficial owners complied with the Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of Stone Mountain’s securities filed a Form 3 with the SEC and has had no change of ownership since such filing.

SIGNATURE

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

STONE MOUNTAIN RESOURCES, INC. (Registrant)

By:	/s/ Hu Xiaoming
Name: Hu Xiaoming
Title: President, Chief Executive Officer

Dated: July 6, 2007